Sydling Futures Management LLC
1285 Avenue of the Americas - 11th Floor
New York, New York 10019

August 8, 2012

VIA EDGAR

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               AAA Energy Opportunities Fund LLC

Registration Statement on Form 10-12G

Securities Exchange Act File No. 000-54670

Ladies and Gentlemen:

Pursuant to your comment letter dated May 23, 2012, AAA Energy Opportunities Fund LLC (the “Registrant”) acknowledges that:

•              the adequacy and accuracy of the disclosure in its Form 10-12G is the responsibility of the Registrant;

•              Securities and Exchange Commission (the “Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s Form 10-12G; and

•              the Registrant represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

Please feel free to call the undersigned at (212) 713-2000 with any questions.

Very truly yours,

/s/ Jerry Pascucci
Jerry Pascucci
President and Director
Sydling Futures Management LLC

cc:                                 Jennifer Magro, AAA Energy Opportunities Fund LLC

Rita M. Molesworth, Esq., Willkie Farr & Gallagher LLP

Jonathan Burwick, Esq., Willkie Farr & Gallagher LLP